BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenue:	
Investment banking fees	$ 3,590,516
Other	119,199
Interest	2
Total revenues	3,709,717
Expenses:	
Compensation and benefits	257,041
Compensation - other broker-dealers	180,000
Professional fees	102,432
Travel, meals, and entertainment	101,711
Communication and data processing	62,286
Occupancy and equipment	61,374
Licenses and registration	34,599
Advertising and promotion	15,923
Other	120,381
Total expenses	935,747
Net Income	$ 2,773,970

See accompanying notes.